SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of July, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

Votorantim Celulose e Papel S.A.
Condensed Consolidated Interim Financial
Information for the Three and Six-month Periods
Ended June 30, 2008 and 2007 and
Report of Independent Registered
Public Accounting Firm

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Votorantim Celulose e Papel S.A.

1
We have reviewed the accompanying condensed consolidated balance sheet of Votorantim Celulose e Papel S.A. and its subsidiaries (the "Company") as of June 30, 2008, and the related condensed consolidated statements of income and of cash flows for each of the three and six-month periods ended June 30, 2008 and June 30, 2007. This interim financial information is the responsibility of the Company's management.

2
We were furnished with the report of other accountants on their review of the interim financial information of Aracruz Celulose S.A., an affiliate, the investment in which totaled US$ 311 million and US$ 314 million as of June 30, 2008 and December 31, 2007, and for which the equity in earnings, included in net income, totaled US$ 23 million and US$ 27 million for the six-month periods ended as of June 30, 2008 and June 30, 2007.

3
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4
Based on our review, and the reports of the other accountants, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

Votorantim Celulose e Papel S.A.

5
We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2007, and the related consolidated statements of income and of cash flows for the year then ended (not presented herein), and in our report dated January 16, 2008 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2007, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

São Paulo, July 16, 2008

PricewaterhouseCoopers
Auditores Independentes

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheets
Expressed in millions of U.S. dollars, except number of shares

	June	December
	30, 2008	31, 2007
	(Unaudited)
Assets

Current assets
Cash and cash equivalents	466	565
Available for sale securities	118	176
Unrealized gain from cross currency interest rate swaps	1	-
Trade accounts receivable, net	171	165
Inventories	234	186
Recoverable taxes	70	71
Deferred income tax	10	5
Other	38	34

	1,108	1,202

Investment in affiliates and goodwill	1,096	1,009

Property, plant and equipment, net	4,510	3,916

Other assets
Recoverable taxes	98	68
Accounts receivable for investment sold	33	34
Judicial deposits	175	158
Advances to suppliers	10	10
Other	8	8

	324	278

Total assets	7,038	6,405

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheets
Expressed in millions of U.S. dollars, except number of shares	(continued)

	June	December
	30, 2008	31, 2007
	(Unaudited)
Liabilities and shareholders' equity

Current liabilities
Trade payables	133	139
Short-term debt	274	211
Current portion of long-term debt	401	156
Unrealized loss from cross currency interest rate swaps	-	5
Payroll, profit sharing and related charges	24	23
Taxes on income and other taxes	19	34
Interest attributable to capital payable	5	170
Other	20	18

	876	756

Long-term liabilities
Long-term debt	1,134	1,197
Deferred income tax	399	349
Accrued liabilities for legal proceedings	221	197
Post-retirement benefits	27	23

	1,781	1,766
Commitments and contingencies (Note 15)

Shareholders' equity
Preferred shares, no par value, 280,000,000 shares authorized, 95,687,864 shares issued and outstanding (2007 - 98,443,055)	953	953
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding	1,053	1,053
Additional paid-in capital	(9)	35
Treasury shares, at cost (2008 - 2,784,091 preferred shares; 2007 - 28,900 preferred shares)	(50)	(1)
Appropriated retained earnings	110	110
Unappropriated retained earnings	1,920	1,711
Accumulated other comprehensive income Cumulative translation adjustments	401	19
Post-retirement benefits	3	3

	4,381	3,883

Total liabilities and shareholders' equity	7,038	6,405

The accompanying notes are an integral part of the condensed consolidated financial information.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim
Statements of Income
Expressed in millions of U.S. dollars, except number
of shares and earnings per share

	Three-month period		Six-month period
	ended June 30		ended June 30

	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net operating revenue
Domestic sales (net of sales taxes: three months to June 2008 - US$ 63, 2007 - US$ 55; six months to June 2008 and 2007 - US$ 110)	183	170	352	342
Export sales	194	145	365	314

	377	315	717	656

Operating costs and expenses
Cost of sales	247	204	471	423
Selling and marketing	43	34	79	70
General and administrative	18	14	34	28
Loss (gain) on exchange of assets (Note 4(b))	-	34	-	(955)
Other operating expenses (income), net	5	(8)	7	6

	313	278	591	(428)

Operating income	64	37	126	1,084

Non-operating income (expense)
Financial income	53	26	99	56
Financial expense	(118)	(35)	(156)	(66)
Foreign exchange gain and unrealized gain on swaps, net	131	84	132	132

	66	75	75	122

Income before taxes on income and equity in affiliates	130	112	201	1,206
Income tax expense
Current	(8)	(11)	(14)	(21)
Deferred on gain on exchange of assets	-	11	-	(327)
Deferred	(13)	(11)	(12)	(19)

	(21)	(11)	(26)	(367)

Income before equity in affiliates	109	101	175	839

Equity in earnings of affiliates	12	20	34	36

Net income	121	121	209	875

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim
Statements of Income
Expressed in millions of U.S. dollars, except number
of shares and earning per share	(continued)

	Three-month period		Six-month period
	ended June 30		ended June 30

	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income applicable to preferred stock	60	61	104	442
Net income applicable to common stock	61	60	105	433

Net income	121	121	209	875

Basic and diluted earnings per share - in U.S. dollars
Preferred	0.63	0.62	1.09	4.50
Common	0.57	0.57	0.99	4.09

Weighted average number of shares outstanding (thousand)
Preferred	96,920	98,444	96,920	98,444
Common	105,702	105,702	105,702	105,702

The accompanying notes are an integral part of the condensed consolidated financial information.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim
Statements of Cash Flows
Expressed in millions of U.S. dollars

	Three-month period		Six-month period
	ended June 30		ended June 30

	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net income	121	121	209	875
Adjustments to reconcile net income to cash from operating activities
Expense recorded related to acquisition of treasury shares (Note 4(a)(i))	88	-	88	-
Gain on exchange of assets net of deferred tax of US$ 338 (Note 4(b))	-	-	-	(651)
Foreign exchange gains and unrealized gains on swaps, net	(131)	(84)	(132)	(132)
Equity in earnings of affiliates	(12)	(20)	(34)	(36)
Interest attributable to capital and dividends received	18	13	22	16
Deferred income tax	13	11	12	19
Depreciation and depletion	43	33	83	72
Loss (gain) on disposal of property, plant and equipment	3	1	5	(3)
Gain on sale of investments	-	(9)	-	(9)
Complement paid to International Paper, net of deferred tax of US$ 11 (Note 4(b))	-	23	-	23
Decrease (increase) in assets
Trade accounts receivable	(10)	26	(6)	54
Inventories	(39)	(21)	(48)	6
Other assets	(37)	(63)	(49)	(56)
Increase (decrease) in liabilities	28	(15)	10	(59)

Net cash provided by operating activities	85	16	160	119

Cash flows from investing activities
Available for sale securities
Purchase	-	(59)	(7)	(106)
Proceeds from sale and maturities	78	173	78	234
Sale of an interest in affiliate, including write-off of goodwill (Note 4(a))	-	19	-	51
Acquisition of property, plant and equipment	(137)	(74)	(232)	(148)

Net cash provided by (used in) investing activities	(59)	59	(161)	31

Cash flows from financing activities
Short-term debt
Borrowings	325	274	491	366
Repayments	(10)	(190)	(176)	(366)

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim
Statements of Cash Flows
Expressed in millions of U.S. dollars	(continued)

	Three-month period		Six-month period
	ended June 30		ended June 30
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Long-term debt
Issuances	50	154	50	154
Repayments		(93)	(30)	(127)
Related parties long-term debt
Repayments	(11)	(12)	(23)	(23)
Withholding tax related interest attributable to capital	-	(136)	(13)	(136)
Dividends paid	(175)	-	(175)	-
Payments related to acquisition of treasury shares (Note 4(a)(i))	(182)	-	(182)	-

Net cash used in financing activities	(3)	(3)	(58)	(132)

Effect of exchange of assets on cash and cash equivalents	-	-	-	(16)

Effect of exchange rate changes on cash and cash equivalents	(44)	(27)	(40)	(16)

Net increase (decrease) in cash and cash equivalents	(21)	45	(99)	(14)

Cash and cash equivalents at beginning of period	487	346	565	405

Cash and cash equivalents at end of period	466	391	466	391

Supplemental cash flow information

Cash paid during the period for
Interest	30	29	50	49
Income tax	-	-	1	-

Supplemental non-cash flow information
Income tax offset with tax credits	23	-	33	22
Asset exchange (Note 4(b))
Assets received (fair value)	-	-	-	1,498
Assets provided (carrying amount)	-	-	-	509

The accompanying notes are an integral part of the condensed consolidated financial information.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

1	Operations

Votorantim Celulose e Papel S.A. and its subsidiaries (the "Company", "VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of São Paulo.

We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities and sell the excess in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

On February 1, 2007 VCP and International Paper Investments (Holland) B.V. ("International Paper") exchanged industrial and forestry assets whereby VCP provided a pulp and paper plant and timberlands and received land, forests and a pulp mill under development
(Note 4(b)). On June 25, 2007, VCP paid US$ 34 to International Paper for closing adjustments arising from the asset Exchange Agreement upon conclusion of the respective due diligence procedures and negotiations (Note 4(b)). The transaction was treated as a non cash exchange of assets for purposes of tax and generated no immediate tax consequences in the companies' operating environment.

On September 3, 2007, the Company contributed a portion of its Jacareí mill assets in exchange for a 40% interest in Ahlstrom VCP Indústria de Papéis Especiais S.A. ("Ahlstrom VCP"). Ahlstrom Corporation ("Ahlstrom"), contributed US$ 124 in cash in exchange for its 60% interest (Note 4(d)).

Our preferred shares are traded on the São Paulo Stock Exchange under the symbol "VCPA4." Our American Depositary Shares ("ADSs") are traded on the New York Stock Exchange under the symbol "VCP". Each ADS represents one of our preferred shares.

2	Condensed Significant Accounting Policies

(a)	Basis of presentation and translation

The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

The condensed consolidated financial information as at and for the three and six-month periods ended June 30, 2008 and 2007 are unaudited. This condensed financial information includes all adjustments consisting of normal recurring adjustments which, in the opinion of our management, are necessary for a fair presentation of our condensed consolidated financial position, results of operations and cash flows for the interim periods presented. Our results for the three and six-months periods ended June 30, 2008 are not necessarily indicative of the results to be reported by us for the entire year ending December 31, 2008.

Our balance sheet at December 31, 2007 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for presentation of complete financial statements. The accounting policies adopted in preparing this unaudited interim financial information are consistent with those used by us in the preparation of our audited financial statements for the year ended December 31, 2007. The unaudited condensed consolidated interim financial information should be read in conjunction with our financial statements prepared for the year ended December 31, 2007.

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries. The more significant subsidiaries are the following: Normus Emprendimentos e Participações Ltda. ("Normus"), Newark Financial Inc. ("Newark"), VCP North America Inc., VCP Trading N.V., VCP Overseas Holding KFT and from February 1, 2007, following the exchange of assets with International Paper, VCP-MS Celulose Sul Mato-Grossense Ltda. ("VCP-MS") which was acquired through the exchange of assets (Note 4(b)), all of which are wholly owned. All significant intercompany accounts and transactions, unrealized profits and intra-group profit distributions have been eliminated on consolidation.

We own 28.0% of the common voting shares, which represent 12.35% of the total share capital, of, Aracruz Celulose S.A. ("Aracruz"), which we acquired in 2001. We own 50% of the voting and total shares of Ripasa S.A. Celulose e Papel ("Ripasa") and of Voto - Votorantim Overseas Trading Operations IV Limited. ("VOTO IV"). From September 2007, we also own 40% of the voting and total shares of Ahlstrom VCP. These investees, which are incorporated in Brazil, are not consolidated and are accounted for using the equity method.

On March 31, 2005, via a 50% owned joint venture Ripasa Participações S.A. ("Ripar"), Ripar acquired a 46.06% interest in the total capital and 77.59% interest in the voting capital of Ripasa, a Brazilian pulp and paper producer (Note 4(a)). On May 24, 2006, Ripasa's minority preferred non-voting shareholders exchanged their interests in Ripasa for shares in the joint venture partners of Ripar (Note 4(a)) which, among other things, results in VCP indirectly owning 50% of Ripasa, via Ripar and subsequently their assets were distributed to VCP and

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

Suzano, in equal parts (Note 4(a). On July 4, 2006, the joint venture partners paid US$ 71 to a group of Ripasa's minority preferred non-voting shareholders. We account for our equity interest in Ripasa using financial information with a one month lag.

The U.S. dollar amounts for the periods presented have been remeasured (translated) from the Brazilian currency amounts (real - R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards - SFAS 52. We have translated all assets and liabilities into U.S. dollars at the current exchange rate (June 30, 2008 - R$ 1.5919: US$ 1.00; December 31, 2007 - R$ 1.7713: US$ 1.00), and all accounts in the interim statement of income and cash flows at the average rates of exchange in effect during the period (June 30, 2008 - R$ 1,6193: US$ 1.00; June 30, 2007 - R$ 2.0454; US$ 1.00). The translation adjustments are made directly to the cumulative translation adjustment ("CTA") account in shareholders' equity.

(b)	Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are shipped. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

Shipping and handling costs are charged to selling and marketing expenses and totaled US$ 72 and US$ 46 in the six months ended June 30, 2008 and 2007, respectively, and US$ 50 and US$ 23 in the three months ended June 30, 2008 and 2007, respectively.

(c)	Recoverability of our long-lived assets

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable largely independent future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in SFAS no. 144 "Accounting for the impairment or disposal of long-lived assets".

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

3	Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") recently issued a number of Statements of Financial Accounting Standards and interpretations; neither of the standards or interpretations described below had or is expected to have a material impact on the financial position and results of operations of the Company.

(a)	Accounting pronouncements adopted in the six-month period ended June 30, 2008

In September 2006, the FASB issued SFAS no. 157 - "Fair value measurements", which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

The adoption of SFAS no. 157 did not generate a material impact on the Company's financial position, except for certain required disclosures about fair value measurements for interim periods and fiscal years (Note 13).

In February 2007, the FASB issued SFAS no. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of SFAS no. 115". SFAS no. 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The adoption of SFAS no. 159 did not generate a material impact on the Company's financial position, as it did not elect to adopt the fair value option for any of its financial assets or liabilities at January 1, 2008.

(b)	Accounting pronouncements not yet adopted

In December 2007, the FASB issued SFAS no. 141 (revised 2007), "Business Combination", which replaces SFAS no. 141, Business Combinations. This Statement retains the fundamental requirements in SFAS no. 141 that the acquisition method of accounting (which SFAS no. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS no. 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this Statement. This Statement's scope is broader than that of SFAS no. 141, which applied only to business combinations in which control was obtained by transferring consideration.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

The result of applying SFAS no. 141's guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representationally faithful, and comparable information than will result from applying this Statement. In addition, this Statement's requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method, to all transactions and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related SFAS no. 160, "Noncontrolling Interests in Consolidated Financial Statements". The Company will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the FASB issued SFAS no. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB no. 51", which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related SFAS no. 141(R). This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented.

In March 2008, the FASB issued FASB SFAS no. 161, "Disclosures about Derivative Instruments and Hedging Activities". The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles", which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. This Statement shall be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board ("PCAOB") amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles".

4	Significant Transactions

(a)	Ripasa

(i)	Acquisition

On November 10, 2004 we signed an agreement to acquire an interest in Ripasa with its principal shareholder group through a venture we formed with Suzano Bahia Sul Papel e Celulose S.A. ("Suzano"). On March 31, 2005 VCP and Suzano each contributed US$ 275 as capital and formed Ripasa Participações S.A. ("Ripar") in exchange for equal shareholder rights and responsibilities in that entity, including direct and indirect control in the capital of Ripasa. Ripar then acquired 77.59% of the common shares and additional preferred shares that, in the aggregate, totaled 46.06% of the total capital stock of Ripasa for the Reais equivalent, at that date, of US$ 550.

Pursuant to the November 10, 2004 agreement, VCP and Suzano also had a call option to acquire from the former principal shareholder of Ripasa (formerly ZDZ Participações e Administração S.A., now CMT Empreendimentos e Administração S.A. or "CMT") additional common shares representing 22.41% of the voting common shares and additional preferred shares that, in the aggregate, totaled 13.45% of the total capital of Ripasa.

As a result of the completion of a corporate restructuring (item (ii) below), the aforementioned put and call option agreements were modified to substitute the Ripasa shares for shares of VCP and Suzano since the former Ripasa minority shareholders had exchanged their shares of Ripasa for shares of VCP and Suzano. Accordingly, CMT had a put option that would require VCP to acquire 3,124,139 of its own non-voting preferred shares during a five-year period ending March 31, 2010 and VCP has a call option to acquire these same shares from CMT during a twelve-month period beginning March 31, 2010 under the same terms, values and preceding conditions as the original call option agreement for the reais equivalent of US$ 80 plus Brazilian market rate interest beginning from March 31, 2005. At March 31, 2008 and December 31, 2007, that amount, including interest totaled the reais equivalent of US$ 187 and US$ 133, respectively; with Suzano having a similar obligation for its pro rata interest. The corresponding put option held by the former principal shareholding group has the same term, values and preceding conditions and expiration date as in the original put agreement, only the underlying security had been substituted.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

On March 3, 2008, CMT, one of the former controlling shareholders of Ripasa, announced its intention to exercise its put option related to 2,784,091 preferred shares of VCP. Pursuant to the exercise of such option by CMT, VCP and Suzano had to acquire shares of their own capital, to be kept in treasury.

On May 26, 2008, VCP and Suzano presented a Reconsideration Request to the CVM whereby the companies proposed to acquire the shares at market price. To avoid possible challenge due to breach of contract, the parties also informed the CVM about a transaction with CMT regarding the portion of the amount originally agreed upon under the Option of Purchase and Sale Agreement that exceeded the market price of the shares would be acquired under the contractual terms.

On June 5, 2008, the CVM Board authorized the acquisition of the shares contemplated in the Option of Purchase and Sale Agreement at their then current market value without specific reference to the payment of the amount under the transaction. On June 10, 2008, VCP and Suzano executed with CMT the Agreement for the Purchase and Sale of Shares, Transaction, Acquittal and Other Matters, in which VCP acquired shares to CMT for the current market value of the shares, in total amount of R$153 million (approximately US$ 94), which has been recorded in equity under treasury shares and in additional paid-in capital accounts and executed an extra-judicial agreement with CMT, for the payment of R$145 million (approximately US$ 88), which has been recorded under financial expenses, in consideration for CMT's waiver for any rights against VCP in regards to the acquisition of the above mentioned shares and the Option Agreement. The payment of the above mentioned amounts concluded the transfer of the aforementioned shares and the transaction, with mutual acquittal of the parties in regards to the exercise of the put option in regards to such shares.

In July 2008 VCP cancelled its treasury shares acquired in the above transaction, reducing the corresponding amounts in additional paid-in capital and treasury shares and charging retained earnings.

There are 340,048 preferred shares that remain under the Option of Purchase and Sale Agreement, encumbered and unavailable for the exercise of the option thereunder. At June 30, 2008, their contractually stipulated acquisition cost would be the Reais equivalent of US$ 23. However, until such time as the restrictions on sale of these shares by CMT are lifted ((iii) below), the Company believes the fair value of its obligation to meet the put option is not material. No liability has been recorded in VCP's financial statements with respect to the option related to these shares.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

(ii)	Restructuring

On July 20, 2005 the Boards of Directors of VCP, Suzano and Ripasa approved the Protocol and Justification of Share Merger and Distribution ("Protocol") document that would allow CMT, representing 13.45% of Ripasa's total capital, and the remaining minority preferred shareholders of Ripasa, representing 40.49% of its total capital, to exchange their common and preferred shares for shares of VCP and Suzano, in equal parts. The restructuring plan involved two phases: (i) the merger of Ripasa into Ripar and (ii) the distribution of assets to VCP and Suzano, in equal parts. Upon completion of the proposed restructuring, Ripasa's minority shareholders would become shareholders in VCP and Suzano, in accordance with the Protocol. However, certain minority shareholders subsequently filed a judicial action to suspend the restructuring plan.

On April 20, 2006, VCP and Suzano entered into a judicial agreement to pay the alleged damages, settle the judicial action and implement the restructuring. The agreement required the payment of an additional amount for each of the preferred shares held by all minority shareholders.

On May 24, 2006, the shareholder of VCP, Suzano, Ripasa and Ripar approved the restructuring that allowed all of Ripasa's minority common and preferred shareholders to exchange their interests in Ripasa for VCP and Suzano shares pursuant to a new Protocol executed on May 5, 2006. VCP issued 12,532,009 preferred shares, with no par value, to all of the former Ripasa shareholders for the purchase of its portion of the remaining outstanding Ripasa common and preferred shares. As a result, VCP's preferred share capital was increased by US$ 168 to US$ 953, determined based on the share's quoted market price at that date. Suzano, simultaneously, issued its own preferred shares to all of the former Ripasa shareholders in a similar aggregate value.

On July 4, 2006, pursuant to the aforementioned April 20 judicial agreement, VCP and Suzano disbursed to all the former Ripasa shareholders the Reais equivalent, at the date, of US$ 71 (split equally between VCP and Suzano). As a result of the above transactions and on that date, VCP and Suzano jointly became the sole owners of all Ripasa shares via their joint ownership in Ripar.

On April 30, 2006 Ripar was liquidated by dissolution and its only assets, the shares in Ripasa, were distributed equally to both VCP and Suzano. As a result, VCP is the direct holder of its 50% interest in Ripasa.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

(iii)	Valuation of the put/call options

The remaining VCP shares now owned by CMT are still subject to encumbrances under a legal order filed by a government agency as collateral to a legal proceeding to which CMT is a party. The options are accounted for as derivative instruments pursuant to SFAS 133 "Accounting for Derivative Instruments and Hedging Transactions" which requires, among other things, that these instruments be initially recognized at their fair values as of May 2006 and subsequent fair value changes be recognized in the statement of income for the period.

In the event the restrictions on sale are lifted and the option becomes exercisable, VCP expects to record the fair value of its shares acquired directly in Additional paid-in capital in shareholders' equity and the difference in earnings of the period in which the restrictions are lifted.

(iv)	Disposition of non-core assets

VCP and Suzano have jointly determined that Ripasa's core business asset is the Americana pulp and paper mill and all other non-core assets should be disposed. During 2007, the following non-core asset dispositions occurred:

•
Embu - on February 15, 2007 VCP signed an agreement to sell VCP's interest in the Ripasa unit located in Embu, state of Sao Paulo, to Suzano. This transaction was concluded on March 30, 2007 at which time Suzano disbursed US$ 20 to VCP. This operation generated a loss of US$ 12 including the write-off of goodwill.

•
Cubatão and Limeira - on August 1, 2007 VCP and Suzano signed an agreement to sell these units, located in Cubatão and Limeira, state of São Paulo, to a third party. The transaction was concluded on November 1, 2007 at which time VCP and Suzano each received US$ 32. This operation generated a loss of US$ 4 including the write-off of goodwill.

(b)	Asset exchange

On September 19, 2006, VCP entered into an agreement with International Paper to exchange industrial and forestry assets between the two entities. On February 1, 2007 VCP and International Paper consummated the non-cash agreement to exchange industrial and forestry assets between the two entities. As a consequence, VCP transferred to International Paper its pulp and paper plant located in Luiz Antonio (state of São Paulo) and the plant's related timberlands. International Paper in turned, transferred to VCP assets used for the production of eucalyptus pulp, including: land, forests, and all rights related to an eucalyptus pulp mill development and construction project with a fair value of US$ 1,150, located in Três Lagoas (state of Mato Grosso do Sul). The assets received by VCP are held by its wholly-owned subsidiary VCP-MS.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

As a result of this operation VCP recorded an initial gain on exchange of assets of US$ 989 in the statement of income and a corresponding deferred income tax liability of US$ 344. The deferred tax liability was recorded in recognition that this non cash gain is a temporary difference under US GAAP. On June 20, 2007, pursuant to the exchange agreement, the parties finalized adjustments that resulted in a cash disbursement by VCP to International Paper of US$ 34, reducing the total gain to US$ 955 and deferred income tax expense to US$ 327.

The net assets provided to International Paper, at book value, and the net assets received from International Paper, at fair value, are summarized below:

	Net assets	Net assets
	provided	received
	(Carrying amount )	(Fair value)

Current assets	118	62
Non-current assets	7	6
Property, plant and equipment, net	406	1,527

Total assets	531	1,595

Liabilities	(22)	(97)

Total shareholders' equity	509	1,498

Gain on exchange of assets (pre-tax)		989

International Paper's subsidiary owns land, 15-year mature timberlands and environmental permits (issued by the Brazilian authorities based on an existing construction project), that allow the construction of a pulp mill in Três Lagoas. International Paper also transferred to its subsidiary (now denominated VCP-MS), cash of US$ 1.2 billion which was placed, pursuant to VCP-MS instructions, in trust to restrict its use only to the construction of the turnkey pulp mill. Pursuant an amendment to the agreement all financial income accruing from the funds in trust will be applied, exclusively, to the project under construction. This financial income accrued and recorded by VCP totaled US$ 29 in the six-months period ended June 30, 2008 and US$ 124 in the year ended December 31, 2007.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

A third party, Pöyry Engenharia ("Pöyry"), was contracted in 2006 by International Paper's subsidiary (now denominated VCP-MS) as a project manager for the pulp mill construction. Pöyry will manage subcontractors and acquire the equipment and other supplies in order to place the plant in operation. The Três Lagoas project is expected to become operational in 2009. Pöyry will earn a management fee and will bear the construction risks and will be entitled to any surpluses or be responsible for shortfalls.

During the second semester of 2007 VCP-MS modified the technical specifications of the original project for the construction of the pulp plant. The modifications resulted in an increase in the plant's initial annual production capacity from 1,000,000 to 1,300,000 tons of bleached eucalyptus pulp. As a result of these modifications, VCP-MS and Pöyry agreed a price adjustment of US$ 340, the Reais equivalent of R$ 602,077 thousand, to the original contracted price.

Although this transaction is still subject to the approval of the Brazilian antitrust authorities, approval is expected to be obtained without restrictions and the review is considered by management to be merely perfunctory by nature.

(c)	Mogi das Cruzes

On March 6, 2007, VCP signed an agreement to sell its Mogi das Cruzes production unit for US$ 27. In 2006 the Mogi das Cruzes unit generated net revenues of US$ 30, representing approximately 2% of VCP's total net revenues. On April 2, 2007, the Company transferred to a new entity, Mogi das Cruzes Indústria de Papel Ltda., the net assets of its paper mill and the sale was concluded at May 1, 2007, generating a gain of US$ 9 recorded as Other operating (income) expenses, net.

(d)	Ahlstrom VCP

The Ahlstrom VCP venture will produce specialty papers in the Jacareí mill primarily for labeling applications and flexible packaging markets.

Ahlstrom Louveira Ltda., a Brazilian subsidiary of Ahlstrom, holds a 60% interest and VCP holds the remaining 40% interest. The transaction involved an investment by Ahlstrom of US$ 119 and generated a non-taxable capital gain of US$ 48 and a gain on sale of investment of US$ 15, net of tax of US$ 8, recorded in Non-operating income.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

Ahlstrom has an option to purchase an additional 20% and, at a later stage, the remaining 20% of the shares in the joint venture held by VCP, whereas VCP has an option to sell the same number of shares at the same time. The first option can be exercised at any time from the beginning of the second year of the venture's operations through the end of that year. This first option allows VCP to sell and/or Ahlstrom to buy 20% of VCP's interest for the equivalent of US$ 38 in Reais. The second option can be exercised at any time between the beginning of the third year of operations and terminates at the end of the fourth year of operations. This option allows VCP to sell and/or Ahlstrom to buy the remaining 20% of its interest (if the first option has been exercised) or the remaining 40% (if the first option has not been exercised).

The price of this second option will be calculated based on a formula determined in the contract such that the total amount to be paid for the100% interest will not be less than US$ 165 and not be higher than US$ 190.

The Company has concluded that the venture is not required to be consolidated as Ahlstrom is the controlling shareholder. Additionally, Ahlstrom is the primary beneficiary due to (i) its 60% participation (ii) VCP's option to sell its 40% interest at a fixed or formulae based price insulating it from absorbing future possible losses, (iii) Ahlstrom's option to buy VCP's 40% interest in the JV at a fixed or formulae based price allows it to receive the majority of the residual returns and (iv) the fair value of the puts and calls between VCP and Ahlstrom would not increase VCP's interest to more than 50% of the fair value of the entity.

Accordingly the investment in the entity is treated on an equity accounting basis.

5	Income Taxes

Income taxes in Brazil include federal income tax and social contribution. The composite tax rate on adjusted taxable income is 34%.

We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period over which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

	June	December
Analysis of deferred tax balances	30, 2008	31, 2007
	(Unaudited)

Deferred tax assets
Tax loss carryforwards	57	47
Tax effects on impairment of Aracruz	46	46
Provisions	34	31
Post-retirement benefits	9	7
US GAAP adjustments and others	1	2

Total deferred tax assets	147	133

Less: current portion	(10)	(5)

Total deferred tax assets non-current portion	137	128

Deferred tax liabilities
US GAAP adjustments
Gain on exchange of assets (Note 4(b))	(429)	(386)
Tax effect on fair value of asset exchange (Note 4 (b))	(93)	(83)
Accelerated depreciation and other US GAAP
adjustments	(14)	(8)

Total deferred tax liabilities	(536)	(477)

Net deferred tax liabilities non-current portion	(399)	(349)

6	Available for Sale Securities

	June	December
	30, 2008	31, 2007
	(Unaudited)

Denominated in reais
Credit linked notes	118	176

	118	176

Securities were adjusted to their fair values and the difference between the carrying amounts of the securities at the date of transfer and their fair value as of such date was recognized, net of the related tax effects, in "Net unrealized gains (losses) on available for sale securities" directly in shareholders' equity.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

7	Trade Accounts Receivable, Net

	June	December
	30, 2008	31, 2007
	(Unaudited)

Domestic receivables	105	114
Export receivables, denominated in U.S. dollars	74	60
Allowance for doubtful accounts	(8)	(9)

	171	165

8	Inventories

	June	December
	30, 2008	31, 2007
	(Unaudited)

Finished products	133	105
Work in process	16	7
Raw materials and supplies	75	71
Imports in transit and other	10	3

	234	186

9	Property, Plant and Equipment, Net

	June	December
	30, 2008	31, 2007
	(Unaudited)

Land	565	482
Buildings	209	183
Machinery, equipment and installations	1,523	1,250
Forests	865	706
Other	256	326
Construction in progress, including advances held in trust for construction of pulp mill project in Três Lagoas (Note 4(b))	1,603	1,285
Other	226	279

	5,246	4,511
Accumulated depreciation and depletion	(737)	(595)

	4,510	3,916

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

10	Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings (ACEs), bearing an annual average interest rate of 3.8% at June 30, 2008 (2007 - 5.5%). Historically, we have not incurred significant losses in connection with such recourse provisions.

11	Long-term Debt

	Interest rate June 30, 2008	June 30, 2008	December 31, 2007
		(Unaudited)
Third parties
In U.S. dollars
Export credits (prepayment)	3.3%	1,033	848
Fixed rate notes		50	50

In reais
Export credit notes	94% of CDI	34	30

Total third parties		1,117	928

Related parties
In U.S. dollars
VOTO III loan	7.88%	46	43
VOTO IV loan	7.75%	201	201

In reais
Banco Nacional de Desenvolvimento
Econômico e Social ("BNDES")
TJLP	TJLP + 3.8%	152	159
UMBNDES	UMBNDES + 4.0%	19	22

Total related parties		418	425

Total debt		1,535	1,353
Less: current portion		(401)	(156)

Long-term portion		1,134	1,197

•	LIBOR (London Interbank Offered Rate) at June 30, 2008 was 3.15% p.a. (2007 - 5.39%).

•	TJLP ("Taxa de juros de longo prazo"), a long-term interest rate fixed quarterly by the Brazilian Central Bank. At June 30, 2008 the TJLP was 6.25% p.a. (2007 - 6.50%).

•	The UMBNDES is a weighted average exchange variation on basket of currencies, predominantly U.S. dollars, held by BNDES.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

(a)	Export credits (prepayment)

In May 2008, VCP signed an export prepayment contract with Nordea Bank AB the aggregate amount US$ 50 at LIBOR plus 0.68% p.a. Payments are due through 2012 in installments to match export shipments. The financings are guaranteed by export contracts.

In April 2008 VCP signed a bridge loan with ABN AMRO Bank NA in an aggregate amount of US$ 200 at LIBOR plus 0.08% p.a. The financing will mature on September 26, 2008, and is guaranteed by a security interest in financial assets.

In June 2007, we signed an Export Prepayment contract with Banco Bilbao Vizcaya Argentaria for US$ 100 at LIBOR plus 0.38% p.a. Payments are due through 2015 in installments to match export shipments. The financings are guaranteed by export contracts.

In September 2006 we signed an Export Prepayment Facility Agreement with a pool of banks (ABN Amro Bank, Banco Santander Central Hispano and Banco Bradesco) in an aggregate amount of US$ 550 at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financings are guaranteed by export contracts. The proceeds of the Agreement were used to prepay various then outstanding Export Prepayment loans.

In July 2006, our wholly-owned subsidiary VCP Overseas Holding KFT, signed an Export Prepayment Agreement with a syndicate of banks in an aggregate amount of US$ 375 at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financings are guaranteed by export contracts. The proceeds were used to purchase from the lender and convert into an inter-company loan various outstanding Export Prepayment loans.

(b)	Fixed rate notes

We signed a financing agreement with UNIBANCO - União de Bancos Brasileiros for the Reais equivalent of US$ 50 for the purpose of working capital. This financing will mature in August 2008.

(c)	VOTO III Loan

In January 2004, Votorantim Participações S.A. ("VPAR"), our ultimate controlling shareholder, formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$ 300, 7.875% Bonds due 2014 in the international market. We received 15% of the total amount issued or US$ 45 for which we are the guarantors.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

(d)	VOTO IV loan

On June 24, 2005 VOTO IV, a wholly-owned subsidiary of VPAR, issued US$ 400, 7.75% Fixed Rate Notes due 2020 in the international market, under Rule 144A and Regulation S. VCP is a guarantor of 50% of the debt issued by VOTO IV and in turn received US$ 200 of the proceeds. On September 6, 2005, we acquired a 50% interests in VOTO IV and together with VPAR we are the guarantors for this operation.

(e)	BNDES

On October 4, 2007, we signed a new financing agreement for the Reais equivalent of US$ 13 for the purpose of financing the construction of the plant house in Rio Grande Sul state. Part of the loan, equivalent to US$ 12, bears interest at TJLP plus 1.8% per annum and the remaining balance is indexed to the UMBNDES plus 1.3% per annum. This financing will mature in 2012.

On May 20, 2005, we signed a financing agreement with BNDES for the reais equivalent of US$ 93 for the purpose of financing acquisition of timberlands. Part of the loan, equivalent to US$ 79, bears interest at TJLP plus 4.5% per annum. The remaining balance is indexed to the UMBNDES plus 4.5% per annum. This financing will mature in July 2015. Amounts drawn down at June 30, 2008 and 2007 were US$ 19 and US$ 53, respectively.

We have outstanding several other financing agreements with BNDES primarily related to the acquisition of nationally-manufactured machinery and equipment. These obligations mature at varying dates through 2015 and bear interest at TJLP plus 3.68% p.a. The balance outstanding was US$ 152 and US$ 61 at June 30, 2008 and 2007, respectively.

(f)	Other guarantees

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of VPAR.

(g)	Long-term debt maturities

At June 30, 2008, the long-term position of long-term debt maturities is as follows:

Unaudited
2009	67
2010	134
2011	167
2012	217
After 2012	549

1,134

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

(h)	Covenants

We are subject to a number of material affirmative and negative covenants including, among others: limitations on our ability to incur debt; limitations on the existence of liens on our properties; limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and maintenance of certain financial ratios calculated based on Brazilian GAAP. We are in compliance with all covenants during each period presented.

12	Related Parties

Balances and transactions with related parties are as follows:

	Nature and business	June	December
	purpose of transactions	30, 2008	31, 2007
		(Unaudited)

Cash, cash equivalents and available for sale	Surplus cash funds invested with Votorantim Group financial institutions
Banco Votorantim S.A.		-	34

Long-term loans	Loans from related parties
Votorantim Group
VOTO III		46	43
VOTO IV		200	201

BNDES (shareholder)		171	181

Trade payables from related parties Ripasa	Purchases of wood, pulp and paper	53	67

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

Revenue, income and expenses from transactions with related parties were as follows:

	June	June
	30, 2008	30, 2007
	(Unaudited)	(Unaudited)

Purchases from Ripasa	140	104
Purchases from Votener Votorantim Comercializadora de Energia Ltda.	9	6
Purchases from TIVIT Tecnologia da Informação S.A.	2	2
Financial income	3	27
Financial expenses	1	4

Financial income arises from loans made to related parties and investments made in Banco Votorantim S.A.; and financial expenses represent mainly losses on cross currency interest rate swaps, including their respective fair values.

13	Financial Instruments

The fair values of our cross currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At June 30, 2008 and December 31, 2007 the notional amounts of our outstanding cross currency interest rate swap contracts were US$ 55 and US$ 45, respectively and their fair values were reported as a liability of US$ 3 and as an asset of US$ 5, respectively. The actual cash settlements on the contracts occur at times specified in each agreement.

The Company's foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility. In the six-month period ended June 30, 2008, the Company recognized gains of US$ 2 (there were no similar operations in 2007) related to the sale of Non-Deliverable Forwards derivative instruments with a Notional amount of US$ 240 and with maturity through December 2008. These operations are marked to market on a monthly basis and as of June 30, 2008 the fair value of these contracts were reported as an asset of US$ 4 (none in 2007).

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

The carrying amounts and fair values of our financial instruments were as follows:

	June 30, 2008
				(Unaudited)

		Fair value at the reporting date using

	Carrying amount	Quoted prices in active markets for identical assets or liabilities (Level 1)	Quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly (Level 2)	Significant unobservable inputs (Level 3)

Cash and cash equivalents	466	-	466	-
Available-for-sale securities	118	-	118	-
Unrealized gain from cross currency
interest rate swaps and
non deliverables forwards	1	-	1	-
Short-term debt	274	-	274	-
Long-term debt	1,535	-	1,554	-

	December 31, 2007

		Fair value at the reporting date using

	Carrying amount	Quoted prices in active markets for identical assets or liabilities (Level 1)	Quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly (Level 2)	Significant unobservable inputs (Level 3)

Cash and cash equivalents	565	-	565	-
Available-for-sale securities	176	-	176	-
Unrealized gain from cross
currency interest rate swaps and
non-deliverables forwards	5	-	5	-
Short-term debt	211	-	211	-
Long-term debt	1,353	-	1,369	-

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

14	Segment Information

	Three-month period ended June 30
			(Unaudited)

	2008		2007

	Pulp	Paper	Pulp	Paper

Revenues from external customers	232	146	155	160
Intersegment revenues	20	-	12	-
Complement paid to International Paper	-	-	(34)	-
Segment operating income	54	10	44	27

Operating income	54	10	10	27

	Six-month period ended June 30
			(Unaudited)

	2008		2007

	Pulp	Paper	Pulp	Paper

Revenues from external customers	435	283	301	355
Intersegment revenues	39	-	26	-
Gain on exchange of assets	-	-	989	-
Complement paid to International Paper	-	-	(34)	-
Segment operating income	107	19	82	47

Operating income	107	19	1,037	47

At June 30, 2008 pulp and paper segment total assets had increased by US$ 544 and US$ 50 respectively, from amounts reported at December 31, 2007. In the six-month period ended June 30, 2008, acquisitions of property, plant and equipment totaled US$ 199 for pulp and US$ 33 for paper.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

15	Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses.

In connection with some of these proceedings we have made deposits (included in other non-current assets-other in our balance sheet) which will only be released to income upon a judgment in our favor. The provision for tax and other litigation and the deposits are as follows:

	June 30, 2008		December 31, 2007
		(Unaudited)

Type of proceeding	Deposits	Provisions	Deposits	Provisions

Tax-related	171	194	150	173
Labor-related	4	17	8	15
Civil -related	-	10	-	9

	175	221	158	197

We have long-term "Take-or-Pay" contracts with suppliers of energy, transportation, diesel fuel and chemical products for periods from 1 to 10 years. The contractual obligations in connection with such contracts are approximately US$ 58 per year. Additionally, we have long-term "Take-or-Pay" contracts with a supplier of pulp for 30 years. The contractual obligation in connection with this contract is approximately US$ 43 per year.

16	Liabilities Associated with
Unrecognized Tax Benefits

The Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes", on January 1, 2007. Beginning January 1, 2007, the Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

The adoption of FIN 48 did not have any impact in the Company's statements of operations and financial position and did not result in a cumulative adjustment to retained earnings at adoption. As of June 30, 2008 and December 31, 2007, we have no amount recorded for any uncertainty in income taxes.

The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Brazilian income tax returns are normally open to audit for five years.

17	Post-retirement Benefits

The Company has an actuarial liability that relates to its proportion of the costs of Sepaco, a hospital facility we share with co-sponsors. Although the not-for-profit hospital is funded by multiple-employers, it has no separate assets and its costs are apportioned among the sponsors based on usage. Contributions paid to the hospital in the six-month period ended June 30, 2008 and for the year ended December 31, 2007 amounted to US$ 1 and US$ 1, respectively and the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 27 at June 30, 2008 and US$ 23 at December 31, 2007.

Measurement of obligations for the post-retirement benefits plan is calculated as of December 31, 2007. The actual discount rates used to determine the actuarial present value of projected benefit obligations under such plans were 8.0% as of December 31, 2007. The assumed weighted annual average rate of increase in health care cost trend on covered changes was 3.0% as of December 31, 2007.

18	Shareholders' Equity

Summary of the changes in shareholders' equity:

	Six-month period ended June	For the year ended December
	30, 2008	31, 2007
	(Unaudited)

Shareholders' equity at beginning of period and year	3,883	2,275
Interest attributed to capital	-	(180)
Net income	209	1,221
Treasury shares - preferred shares acquired	(49)	-
Additional paid-in capital	(44)	-
Cumulative translation adjustments	382	564
Post-retirement benefits	-	3

Shareholders' equity at end of period and year	4,381	3,883

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

Treasury stocks and additional paid-in capital - On June 10, 2008 we repurchased 2,784,091 shares from CMT at an average price of US$ 33.49 per share equivalent to R$ 54.90 per share.

In July 2008 VCP retired the treasury shares it had acquired in the three-month period ended June 30, 2008, reducing the corresponding amounts in additional paid-in capital and in retained earnings.

19	Comprehensive Income

Total comprehensive income is comprised of:

	Three-month period		Six-month period
	ended June 30		ended June 30
		(Unaudited)		(Unaudited)

	2008	2007	2008	2007

Net income	121	121	209	875
Cumulative Translation adjustments	340	175	382	264

Comprehensive income	461	296	591	1,139

20	Concentration of Credit Risk

We are potentially subject to credit risk with respect to our cash equivalents, available for sales securities, trade receivables, advances made for construction of the pulp mill, guarantees provided to banks which finance our customers, and derivative contracts. We limit our risk associated with cash equivalents and available for sales securities by placing our investments with highly rated financial institutions and we only take out derivative contracts with financially sound counter-parties. With respect to trade receivables and guarantees, provided to banks financing our customers, we perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests. Additionally, most of our export sales to the USA and Europe are secured by letters of credit. We establish an allowance for doubtful accounts against receivables we believe will not be fully collected.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Six-month
Periods Ended June 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

*    *    *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: July 17, 2008	By:	/s/ Valdir Roque
Valdir Roque
Title Chief Financial Officer